LEAD INVESTOR

Bryce Petty

J.P. and the Team at KK Tech have created an extraordinary business model and technology in Kush Klubs. I whole-heartedly believe that Kush Klubs will become the standard for retailers, brands, and consumers in the legal cannabis industry. Kush Klubs has successfully identified and created solutions for major obstacles to legal cannabis retailers, brands and consumers. They have created a business that mutually benefits both the retail and consumer segments of the industry, as well as becoming advocates for fair play in the legal cannabis market. With a proposed SAAS platform, blockchain technology, A.I. and a cashless transaction system, Kush Klubs utilizes the latest technologies in their ecosystem of services. What makes this such a good opportunity is that the perfect storm has come together: an industry that is exploding and a business model that has been tested and proven. But, as a former professional athlete, I know the value of a great team with experienced veterans and what that means to success, and the Kush Klubs Team is an experienced group of veteran entrepreneurs, with successes to back them up. I have complete confidence that this Team can and will execute what they set out to do.

Invested $25,000 this round & $25,000 previously

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